TASEKO MINES LIMITED

Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three months ended March 31, 2023 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of May 3, 2023. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management's Discussion and Analysis

TASEKO MINES LIMITED

Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 87.5% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is advancing towards construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2023	2022	Change
Tons mined (millions)	24.1	20.3	3.8
Tons milled (millions)	7.1	7.0	0.1
Production (million pounds Cu)	24.9	21.4	3.5
Sales (million pounds Cu)	26.6	27.4	(0.8)

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change
Revenues	115,519	118,333	(2,814)
Earnings from mining operations before depletion and amortization*	41,139	42,773	(1,634)
Cash flows provided by operations	27,999	51,753	(23,754)
Adjusted EBITDA*	36,059	38,139	(2,080)
Adjusted net income*	5,088	6,162	(1,074)
Per share - basic ("Adjusted EPS")*	0.02	0.02	-
Net income (GAAP)	4,439	5,095	(656)
Per share - basic ("EPS")	0.02	0.02	-

TASEKO MINES LIMITED

Management's Discussion and Analysis

 First Quarter Review

  In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. Including updated modelling, capital expenditures and operating costs, the Florence Copper project now has an after-tax net present value of US$930 million (at an 8% discount rate) with an internal rate of return of 47% and a 2.6 year payback period;

  First quarter earnings from mining operations before depletion and amortization* was $41.1 million, Adjusted EBITDA* was $36.1 million, and cash flows from operations was $28.0 million;

  GAAP net income was $4.4 million ($0.02 per share) and Adjusted net income* was $5.1 million ($0.02 per share);

  Gibraltar produced 24.9 million pounds of copper for the quarter which was slightly below expectations due to unplanned mill downtime that was necessary to address crusher maintenance and other mechanical issues;

  Copper head grades in the quarter were 0.22%, similar to recent quarters and in line with management's expectation;

  Gibraltar sold 26.6 million pounds of copper in the quarter (100% basis) which contributed to revenue for Taseko of $115.5 million. The average realized copper price was US$4.02 per pound for the first quarter, compared to the LME average price of US$4.05 per pound;

  Total site costs* in the first quarter was $112.8 million on a 100% basis, $6.6 million higher than the previous quarter due to greater diesel consumption from the higher mining rates and additional costs incurred for mill maintenance;

  On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz Corporation ("Sojitz") and now holds an effective 87.5% interest in the Gibraltar mine;

  In February 2023, the Company entered into an agreement to extend the maturity date of its revolving credit facility by an additional year to July 2026. In addition to the one-year extension, the lender has also agreed to an accordion feature, which will allow the amount of the credit facility to be increased to US$80 million, subject to credit approval and other conditions; and

  The Company had a closing cash balance of $102 million at March 31, 2023.

TASEKO MINES LIMITED

Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine

Operating data (100% basis)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Tons mined (millions)	24.1	22.9	23.2	22.3	20.3
Tons milled (millions)	7.1	7.3	8.2	7.7	7.0
Strip ratio	1.9	1.1	1.5	2.8	2.6
Site operating cost per ton milled (Cdn$)*	$13.54	$13.88	$11.33	$11.13	$11.33
Copper concentrate
Head grade (%)	0.22	0.22	0.22	0.17	0.19
Copper recovery (%)	80.7	83.4	77.1	77.3	80.2
Production (million pounds Cu)	24.9	26.7	28.3	20.7	21.4
Sales (million pounds Cu)	26.6	25.5	26.7	21.7	27.4
Inventory (million pounds Cu)	3.7	5.4	4.2	2.7	4.0
Molybdenum concentrate
Production (thousand pounds Mo)	234	359	324	199	236
Sales (thousand pounds Mo)	225	402	289	210	229
Per unit data (US$ per pound produced)*
Site operating costs*	$2.82	$2.79	$2.52	$3.25	$2.95
By-product credits*	(0.37)	(0.40)	(0.15)	(0.15)	(0.18)
Site operating costs, net of by-product credits*	$2.45	$2.39	$2.37	$3.10	$2.77
Off-property costs	0.37	0.36	0.35	0.37	0.36
Total operating costs (C1)*	$2.82	$2.75	$2.72	$3.47	$3.13

TASEKO MINES LIMITED

Management's Discussion and Analysis

OPERATIONS ANALYSIS

First Quarter Review

Gibraltar produced 24.9 million pounds of copper for the quarter, a 7% decrease over the fourth quarter.  Copper production in the quarter was impacted by low mill availabilities due to poor crusher performance and extended mill shutdowns to troubleshoot mechanical issues.  As a result, mill throughput was approximately 12% below plan for the period.

Copper head grades of 0.22% were in line with recent quarters and management expectations.  Copper recoveries in the first quarter were 80.7% and while above the average achieved for 2022, were impacted by operating variability in the concentrators.

Mine operations went as planned in the quarter and a total of 24.1 million tons were mined. The ore stockpiles increased by 0.4 million tons in the first quarter and 0.8 million tons of oxide ore from the Connector pit was placed on the heap leach pads. This oxide ore will be processed in future years when Gibraltar's solvent extraction and electrowinning ("SX/EW") plant is restarted.

Total site costs* at Gibraltar of $112.8 million were $6.6 million higher than last quarter due to greater diesel fuel consumption from the higher mining rates and increased mill maintenance costs incurred to address mechanical issues.

Molybdenum production was 234 thousand pounds in the first quarter. At an average molybdenum price of US$32.79 per pound and with inclusion of the impact of favorable provisional price adjustments, molybdenum generated a by-product credit of US$0.37 per pound of copper produced in the first quarter.

Off-property costs per pound produced* were US$0.37 and were generally in line with recent quarters.

Total operating costs per pound produced (C1)* were US$2.82 for the quarter, compared to US$3.13 in the same period in 2022 with key variances summarized in the bridge graph below:

GIBRALTAR OUTLOOK

The Gibraltar pit will continue to be the sole source of mill feed in 2023 and the quarterly production profile is expected to be less variable than 2022 due to improving quality and consistency of ore as mining progresses deeper into the pit.  Waste stripping will continue in the new Connector pit and initial mill feed from this pit is planned for 2024.  The in-pit crusher that currently sits over the Connector ore zone was planned to be relocated in the third quarter of this year, but will now be deferred to spring of 2024.  This results in increased mill production in the current year, and allows the timing of the crusher move to align with a maintenance shutdown that is required for one of the SAG mills.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Gibraltar is expected to produce 115 million pounds of copper (+/-5%) in 2023 on a 100% basis.

Strong metal prices combined with our copper hedge protection continues to provide stable operating margins at the Gibraltar mine. Copper prices in the first quarter averaged US$4.05 per pound which is slightly higher than the 2022 average of US$3.99 per pound.  Molybdenum prices are currently US$20.88 per pound, which is 11% higher than the average price in 2022. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 52 million pounds of copper until December 31, 2023.

The technical information contained in this MD&A related to the Gibraltar mine has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

ACQUISITION OF ADDITIONAL 12.5% INTEREST IN GIBRALTAR

On March 15, 2023, the Company completed the acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo Copper Corporation ("Cariboo"). Under the terms of the agreement, Taseko has acquired Sojitz's 50% interest in Cariboo and now holds an effective 87.5% interest in the Gibraltar mine. The other 50% of Cariboo is held equally by Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa").

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts and the amounts payable to Sojitz are secured against shareholder loans owing from Cariboo to Taseko.

The contingent payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

Taseko will become a party to the existing Cariboo shareholders agreement with Dowa and Furukawa. There will be no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar's copper concentrate offtake. There will be no impact to the operation of the Gibraltar Joint Venture.

FLORENCE COPPER

The Company is awaiting the issuance of the final Underground Injection Control ("UIC") permit from the U.S. Environmental Protection Agency ("EPA"), which is the final permitting step required prior to construction commencing on the commercial production facility.  The EPA is currently addressing comments that were received during the public comment period, which was held in the fall of 2022.  Public comments submitted to the EPA have demonstrated strong support for the Florence Copper project among local residents, business organizations, community leaders and state-wide organizations.

In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop Florence Copper.  Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement on 2.67% of the copper produced at Florence Copper. In addition, Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced.  The Company has purchased the major processing equipment associated with the SX/EW plant and the equipment has now been delivered to the Florence site.  The Company is well positioned to transition into construction once the final UIC permit is received. The Company incurred $9.9 million of capital expenditures at the Florence project in the first quarter of 2023.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Technical Report”) on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility (“PTF”) results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Florence Copper Project Highlights:

• Net present value of US$930 million (after-tax at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade A cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

The technical information contained in this MD&A related to the Florence Copper Project has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, Robert Rotzinger, P.Eng., VP Capital Projects, and Richard Tremblay, P.Eng., MBA, Senior VP Operations, who are Qualified Persons in accordance with the requirements of NI 43-101.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

The technical information contained in this MD&A related to the Yellowhead Copper Project has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot'in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

MARKET REVIEW

TASEKO MINES LIMITED

Management's Discussion and Analysis

Copper prices are currently around US$3.89 per pound, compared to US$4.05 per pound at March 31, 2023.  In March 2022, copper reached a record high of US$5.09 per pound due to uncertainty arising from the Ukraine conflict, rising inflation rates and low warehouse inventory levels. Copper prices have steadily recovered since the onset of COVID-19 due to tight physical market conditions, ensuing supply chain bottlenecks, inflation pressures caused by economic stimulus measures and other geopolitical challenges.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive.  According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is projected to double from approximately 25 million metric tons today to roughly 50 million metric tons by 2035, a record high that will be sustained and continue to grow to 53 million metric tons by 2050, in order to achieve net-zero targets.  All of these factors continue to provide unprecedented catalysts for higher copper prices to continue in the future.  Short-term volatility is expected due to macroeconomic uncertainty and the risk of a US and global recession. While some analysts predict a potential copper market balance in 2023 based on current development projects commissioning or under construction and the recession caused pullback in demand, the medium to longer-term outlook for copper remains extremely favorable.  This increased demand for copper after years of under investment by the copper industry in new primary mine supply, coupled with inherently low recycling rates, is expected to support strong copper prices over the coming decade.

Approximately 8% of the Company's revenue is made up of molybdenum sales. During the first quarter of 2023, the average molybdenum price was US$32.79 per pound.  Molybdenum prices are currently around US$20.88 per pound.  Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product.  Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. The Canadian dollar was fairly stable against the US dollar during the first quarter, despite the global recession concerns.

TASEKO MINES LIMITED

Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
Net income	4,439	5,095	(656)
Unrealized foreign exchange gain	(950)	(4,398)	3,448
Unrealized loss on copper put and fuel call options	2,190	7,486	(5,296)
Estimated tax effect of adjustments	(591)	(2,021)	1,430
Adjusted net income*	5,088	6,162	(1,074)

The Company's adjusted net income was $5.1 million ($0.02 per share) for the three months ended March 31, 2023, compared to adjusted net income of $6.2 million ($0.02 per share) for the same period in 2022.  Earnings in the first quarter were impacted by lower average LME copper prices, higher site costs due to the higher input costs such as greater diesel consumption volumes, a decrease in waste stripping costs being capitalized compared to the same prior period, and increased mill maintenance costs partially offset by higher copper sales volume and the favourable impact of higher average molybdenum price in the current period. Negatively impacting earnings this quarter was net realized losses of $2.0 million from the Company's copper price and diesel protection program, partially offset by $1.5 million less in depletion and amortization compared to the same prior period.

Net income was $4.4 million ($0.02 per share) for the three months ended March 31, 2023 after inclusion of the $0.9 million in unrealized foreign exchange gains on the outstanding senior secured notes due to the weakening US dollar in the quarter and $2.2 million of unrealized loss on derivatives that reversed prior quarter unrealized gains due to the rising copper price in the first quarter of 2023.

TASEKO MINES LIMITED

Management's Discussion and Analysis

No adjustments are made to adjusted net income for provisional price adjustments in the quarter.

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
Copper contained in concentrate	109,123	114,455	(5,332)
Copper price adjustments on settlement	(202)	660	(862)
Molybdenum concentrate	7,749	4,070	3,679
Molybdenum price adjustments on settlement	1,831	102	1,729
Silver	1,532	1,519	13
Total gross revenue	120,033	120,806	(773)
Less: Treatment and refining costs	(4,514)	(2,473)	(2,041)
Revenue	115,519	118,333	(2,814)

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	20,033	19,780	253
Average realized copper price (US$ per pound)	4.02	4.59	(0.57)
Average LME copper price (US$ per pound)	4.05	4.53	(0.48)
Average exchange rate (US$/CAD)	1.35	1.27	0.08

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold and 12.5% of Cariboo's share of copper sales since March 15, 2023.

Copper revenues for the three months ended March 31, 2023 decreased by $5.3 million compared to the same period in 2022, with $13.1 million due to lower copper prices and partially offset by $6.7 million due to the favorable impact of a stronger US dollar in 2023 and $1.0 million due to larger sales volumes of 0.3 million pounds. Negative provisional price adjustments in the current quarter were only $0.2 million attributed to the Company's practice of fixing prices at the time of shipment directly with customers or through quotational period hedges with financial institutions.

Molybdenum revenues for the three months ended March 31, 2023 increased by $3.7 million compared to the same period in 2022 due primarily to higher average molybdenum prices of US$32.79 per pound, compared to US$19.08 per pound for the same prior period.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
Site operating costs	74,438	59,859	14,579
Transportation costs	5,104	5,115	(11)
Changes in inventories of finished goods	399	7,577	(7,178)
Changes in inventories of ore stockpiles	(5,561)	3,009	(8,570)
Production costs	74,380	75,560	(1,180)
Depletion and amortization	12,027	13,506	(1,479)
Cost of sales	86,407	89,066	(2,659)
Site operating costs per ton milled*	$13.54	$11.33	$2.21

Site operating costs for the three months ended March 31, 2023 increased by $14.6 million compared to the same prior period primarily due to a $2.4 million lower allocation of mining costs to capitalized stripping in the current quarter, a $2.7 million increase in diesel costs, explosives and other costs in the quarter, and $1.7 million in mill maintenance costs due to mill availability issues.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. During the first quarter of 2023, copper in finished goods inventory decreased by 1.7 million pounds, which contributed to an increase in production costs of $0.4 million.  Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at the 2021 year end that was sold in the first quarter of 2022. The decrease in finished goods in the first quarter of 2022 contributed to the increase in production costs of $7.2 million.

In addition, the ore stockpile increased by 1.2 million tons (which includes 0.8 million tons of oxide tons from the Connector pit that were placed on the heap leach pads) during the first quarter of 2023 which resulted in a decrease in production costs of $5.6 million.

Depletion and amortization for the three months ended March 31, 2023 decreased by $1.5 million over the same prior period. The decrease was primarily due to increases in the remaining mine life and units of production arising from the Gibraltar reserve update which extended the mine life by an additional 7 years.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
General and administrative	3,300	2,701	599
Share-based compensation expense	3,385	3,080	305
Realized loss on derivative instruments	2,026	2,347	(321)
Unrealized loss on derivative instruments	2,190	7,486	(5,296)
Project related expenses	325	168	157
Other income, net	(434)	(337)	(97)
	10,792	15,445	(4,653)

General and administrative expenses for the three months ended March 31, 2023 increased by $0.6 million compared to the same prior period due primarily to timing of various administrative expenditures.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred and restricted share units. Share-based compensation expense increased for the three months ended March 31, 2023, compared to the same period in 2022, primarily due to increases in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 15 of the Financial Statements.

For the three months ended March 31, 2023, the Company realized a net loss on derivative instruments of $2.0 million primarily due to the copper collars covering production for the quarter that settled out-of-the-money, compared to a realized loss of $2.3 million in the first quarter of 2022.

For the three months ended March  31, 2023, the net unrealized loss on derivative instruments of $2.2 million relates primarily to the reduction in the fair value of outstanding copper price collars covering the remainder of 2023. These hedge positions were significantly in the money in previous quarters as copper prices recovered since the year end.  The net unrealized loss on derivatives for the first quarter of 2022 was $7.5 million.

Project related expenses represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

Finance expenses and income

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
Interest expense	12,212	10,690	1,522
Finance expense - deferred revenue	1,473	1,373	100
Accretion on PER	504	92	412
Less: interest capitalized	(1,880)	-	(1,880)
Finance income	(921)	(166)	(755)
Finance expenses, net	11,388	11,989	(601)

TASEKO MINES LIMITED

Management's Discussion and Analysis

Interest expense net for the three month ended March 31, 2023 decreased from the prior year period primarily due to the capitalization of certain borrowing costs as Florence project development costs, and partially offset by the impact of higher interest from new equipment loan incurred in December 2022.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").  Finance income for the three months ended March 31, 2023 increased from the prior year period due to the higher interest being earned on the Company's cash balances.

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022	Change
Current income tax expense	544	519	25
Deferred income tax expense	2,812	669	2,143
Income tax expense	3,356	1,188	2,168
Effective tax rate	43.1%	18.9%	24.2%
Canadian statutory rate	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-

The overall income tax expense for the three months ended March 31, 2023 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the first quarter of 2023 is higher than the combined B.C. mineral and income tax rate of 36.5% as certain expenses such as finance charges, derivative losses and general and administration costs are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended March 31, 2022, relative to net income for that period.

Current income tax represents an estimate of B.C. mineral taxes payable for the first quarter.

TASEKO MINES LIMITED

Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	At March 31,	At December 31,
(Cdn$ in thousands)	2023	2022	Change
Cash and equivalents	102,265	120,858	(18,593)
Other current assets	134,412	120,013	14,399
Property, plant and equipment	1,134,920	1,029,240	105,680
Other assets	20,478	8,573	11,905
Total assets	1,392,075	1,278,684	113,391
Current liabilities	110,006	94,229	15,777
Debt:
Credit facility	12,396	-	12,396
Senior secured notes	533,626	534,118	(492)
Equipment related financings	63,026	52,451	10,575
Deferred revenue	47,569	47,620	(51)
Other liabilities	265,025	193,857	71,168
Total liabilities	1,031,648	922,275	109,373
Equity	360,427	356,409	4,018
Net debt (debt minus cash and equivalents)	506,783	465,711	41,072
Total common shares outstanding (millions)	288.4	286.5	1.9

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $105.7 million in the three months ended March 31, 2023, which includes the impact from acquiring an additional 12.5% effective interest in Gibraltar from Sojitz, $14.5 million for Florence Copper development costs as well as capital expenditures at Gibraltar (both sustaining and capital projects).

Net debt increased by $41.1 million in the three months ended March 31, 2023, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the impact from acquiring the additional interest in Gibraltar and its liabilities.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

Other liabilities increased by $71.2 million primarily due to the deferred consideration payable to Sojitz over the next five years for the acquisition of Cariboo and the addition share of Gibraltar's provision for environmental rehabilitation that it assumed with the purchase of Cariboo, partially offset by a decrease in the deferred tax liabilities.

As at May 3, 2023, there were 288,471,846 common shares and 10,290,083 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 15 of the Financial Statements.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Liquidity, cash flow and capital resources

At March 31, 2023, the Company had cash and equivalents of $102.3 million (December 31, 2022 - $120.9 million).

Cash flow provided by operations during the three months ended March 31, 2023 was $28.0 million compared to cash flow provided by operations of $51.8 million for the same prior period.  The decrease in cash flow provided by operations was due primarily to the change in working capital, which included the increase in ore stockpiles and materials and supplies inventory. Also contributing to the decrease of operating cash flow was the impact of increased site operating costs and lower allocation of mining costs to capitalized stripping in the first quarter of 2023.

Cash used for investing activities during the three months ended March 31, 2023 was $32.0 million compared to $47.9 million for the same prior period. Investing cash flows in the first  quarter includes $24.7 million for capital expenditures at Gibraltar (which includes $12.7 million for capitalized stripping costs, $4.7 million for sustaining capital, and $7.3 million for capital projects), and $9.9 million of cash expenditures for development costs at Florence Copper.  Included in investing activities in the three month period is the Company’s 50% acquisition of  Cariboo, which included an initial fixed payment and accrued interest of $10.8 million to Sojitz and the pickup of the Company’s proportionate share of Cariboo’s cash of $13.5 million.

Net cash used by financing activities for the three months ended March 31, 2023 was $14.6 million comprised of interest paid of $20.7 million and normal principal repayments for equipment loans and leases of $5.7 million, settlement of performance share units of $1.9 million, partially offset by an advance from the revolving credit facility of $13.5 million.

Liquidity outlook

The Company has approximately $156 million of available liquidity at March 31, 2023, including a cash balance of $102 million and amounts undrawn under the revolving credit facility of US$50 million.  In February 2023, the Company entered into an agreement to extend the maturity date of the revolving credit facility by an additional year to July 2026. In addition to the one-year extension, the lender has also agreed to an accordion feature, which will allow the amount of the credit facility to be increased by US$30 million, for a total of US$80 million, subject to credit approval and other conditions which the Company is currently looking for other commercial banks to underwrite.

With a minimum US$3.75 per pound floor price for 52 million pounds of copper production until December 2023, stable operating margins and cash flows are expected from Gibraltar in 2023.  In addition to ongoing sustaining capital at Gibraltar, the Company has commenced a capital project to relocate the primary crusher for Mill 1 at the Gibraltar mine to a new location. The Company also intends to start the development of the commercial facility at Florence Copper once the final UIC permit is received from the EPA which is expected to occur later this year. The Company does not have any significant capital plans for its other development projects over the next 12 months.

In December 2022, the Company signed agreements with Mitsui to form a strategic partnership to develop Florence Copper.  Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement and Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

In January 2023, the Company also secured an underwritten commitment for US$25 million from Banc of America Leasing & Capital, LLC to fund costs associated with the SX/EW plant for the Florence Copper commercial production facility.

TASEKO MINES LIMITED

Management's Discussion and Analysis

If needed, the Company could raise additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's  share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected overall copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are significantly out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  Since the onset of the Ukraine war in early 2022, diesel prices have increased dramatically and become more volatile. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases diesel call options to provide a price cap for its share of diesel that is used by its mining fleet. Taseko has in place diesel price protection to December 2023 which caps its site landed diesel cost to an estimated $1.75 per litre. The Company will continue to look to extend this protection depending on market conditions.

	Notional amount	Strike price	Term to maturity	Original cost
At March 31, 2023
Copper collars	15 million lbs	US$3.75 per lb US$4.72 per lb	April to June 2023	$1.5 million
Copper collars	42 million lbs	US$3.75 per lb US$4.70 per lb	July to December 2023	No cost collar

Fuel call options	6 million ltrs	US$1.05 per ltr	April to June 2023	$0.6 million
Fuel call options	12 million ltrs	US$1.00 per ltr	July to December 2023	$0.9 million

TASEKO MINES LIMITED

Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Debt:
2026 Notes	-	-	-	540,720	-	-	540,720
Interest	18,925	37,850	37,850	18,925	-	-	113,550
Equipment loans:
Principal	7,256	8,761	9,572	10,459	-	-	36,048
Interest	2,165	2,208	1,397	510	-	-	6,280
Lease liabilities:
Principal	8,172	7,683	2,812	1,822	792	-	21,281
Interest	1,106	767	328	138	40	-	2,379
Lease related obligation:
Rental payment	5,747	-	-	-	-	-	5,747
Cariboo acquisition payments [1]	-	10,000	10,000	10,000	10,000	10,000	50,000
PER [2]	-	-	-	-	-	131,945	131,945
Capital expenditures
Gibraltar	3,785	-	-	-	-	-	3,785
Florence Copper	6,412	960	-	-	-	-	7,372
Other expenditures
Transportation related services [3]	9,760	13,586	5,463	960	-	-	29,769

1 On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz.  The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper production and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts. The Company estimates that there is $34 million payable over the next 5 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo.

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    mine and Florence Copper. As at March 31, 2023, the Company has provided surety bonds of $89.1 million and restricted cash of $6.3 million for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.4 million as reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $7.4 million at March 31, 2023.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 87.5% effective interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $5.2 million as at March 31, 2023.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7.3 million as at March 31, 2023.

SUMMARY OF QUARTERLY RESULTS

	2023	2022				2021
(Cdn$ in thousands, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	115,519	100,618	89,714	82,944	118,333	102,972	132,563	111,002
Net income (loss)	4,439	(2,275)	(23,517)	(5,274)	5,095	11,762	22,485	13,442
Basic EPS	0.02	(0.01)	(0.08)	(0.02)	0.02	0.04	0.08	0.05
Adjusted net income (loss) *	5,088	7,146	4,513	(16,098)	6,162	13,312	27,020	9,948
Adjusted basic EPS *	0.02	0.02	0.02	(0.06)	0.02	0.05	0.10	0.04
Adjusted EBITDA *	36,059	35,181	34,031	1,684	38,139	52,988	76,291	47,732
(US$ per pound, except where indicated)
Provisional copper price	4.05	3.66	3.51	4.33	4.57	4.40	4.21	4.34
Realized copper price	4.02	3.66	3.48	4.08	4.59	4.37	4.26	4.48
Total operating costs *	2.82	2.75	2.72	3.47	3.13	1.94	1.57	2.02
Copper sales (million pounds)	20.8	19.1	20.0	16.3	20.5	17.9	24.3	20.0

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2022 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three months ended March 31, 2023.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 15 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022
Salaries and benefits	2,249	2,001
Post-employment benefits	178	178
Share-based compensation expense	2,933	2,618
	5,360	4,797

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1 2023)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Cost of sales	86,407	73,112	84,204	90,992	89,066
Less:
Depletion and amortization	(12,027)	(10,147)	(13,060)	(15,269)	(13,506)
Net change in inventories of finished goods	(399)	1,462	2,042	(3,653)	(7,577)
Net change in inventories of ore stockpiles	5,561	18,050	3,050	(3,463)	(3,009)
Transportation costs	(5,104)	(6,671)	(6,316)	(4,370)	(5,115)
Site operating costs	74,438	75,806	69,920	64,237	59,859
Less by-product credits:
Molybdenum, net of treatment costs	(9,208)	(11,022)	(4,122)	(3,023)	(3,831)
Silver, excluding amortization of deferred revenue	(160)	263	25	36	202
Site operating costs, net of by-product credits	65,070	65,047	65,823	61,250	56,230
Total copper produced (thousand pounds)	19,491	20,020	21,238	15,497	16,024
Total costs per pound produced	3.34	3.25	3.10	3.95	3.51
Average exchange rate for the period (CAD/USD)	1.35	1.36	1.31	1.28	1.27
Site operating costs, net of by-product credits (US$ per pound)	2.47	2.39	2.37	3.10	2.77
Site operating costs, net of by-product credits	65,070	65,047	65,823	61,250	56,230
Add off-property costs:
Treatment and refining costs	4,142	3,104	3,302	2,948	2,133
Transportation costs	5,104	6,671	6,316	4,370	5,115
Total operating costs	74,316	74,822	75,441	68,568	63,478
Total operating costs (C1) (US$ per pound)	2.82	2.75	2.72	3.47	3.13

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1 2023)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Site operating costs	74,438	75,806	69,920	64,237	59,859
Add:
Capitalized stripping costs	12,721	3,866	1,121	11,887	15,142
Total site costs - Taseko share	87,159	79,672	71,041	76,124	75,001
Total site costs - 100% basis	112,799	106,230	94,721	101,500	100,002

TASEKO MINES LIMITED

Management's Discussion and Analysis

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gain/loss;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net income (loss)	4,439	(2,275)	(23,517)	(5,274)
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized (gain) loss on derivatives	2,190	20,137	(72)	(30,747)
Estimated tax effect of adjustments	(591)	(5,437)	19	8,302
Adjusted net income (loss)	5,088	7,146	4,513	(16,098)
Adjusted EPS	0.02	0.02	0.02	(0.06)

(Cdn$ in thousands, except per share amounts)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Estimated tax effect of adjustments	(2,021)	(1,245)	1,841	(100)
Adjusted net income	6,162	13,312	27,020	9,948
Adjusted EPS	0.02	0.05	0.10	0.04

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

TASEKO MINES LIMITED

Management's Discussion and Analysis

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense.
(Cdn$ in thousands)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net income (loss)	4,439	(2,275)	(23,517)	(5,274)
Add:
Depletion and amortization	12,027	10,147	13,060	15,269
Finance expense	12,309	10,135	12,481	12,236
Finance income	(921)	(700)	(650)	(282)
Income tax expense	3,356	1,222	3,500	922
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized (gain) loss on derivatives	2,190	20,137	(72)	(30,747)
Amortization of share-based compensation expense (recovery)	3,609	1,794	1,146	(2,061)
Adjusted EBITDA	36,059	35,181	34,031	1,684

(Cdn$ in thousands)	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	5,095	11,762	22,485	13,442
Add:
Depletion and amortization	13,506	16,202	17,011	17,536
Finance expense	12,155	12,072	11,875	11,649
Finance income	(166)	(218)	(201)	(184)
Income tax expense	1,188	9,300	22,310	7,033
Unrealized foreign exchange (gain) loss	(4,398)	(1,817)	9,511	(3,764)
Unrealized (gain) loss on derivatives	7,486	4,612	(6,817)	370
Amortization of share-based compensation expense	3,273	1,075	117	1,650
Adjusted EBITDA	38,139	52,988	76,291	47,732

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management's Discussion and Analysis

	Three months ended March 31,
(Cdn$ in thousands)	2023	2022
Earnings from mining operations	29,112	29,267
Add:
Depletion and amortization	12,027	13,506
Earnings from mining operations before depletion and amortization	41,139	42,773

Site operating costs per ton milled

(Cdn$ in thousands, except per ton milled amounts)	2023 Q1[1]	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Site operating costs (included in cost of sales)	74,438	75,806	69,920	64,237	59,859

Tons milled (thousands) (75% basis except for Q1 2023)	5,498	5,462	6,172	5,774	5,285
Site operating costs per ton milled	$13.54	$13.88	$11.33	$11.13	$11.33

1 Q1 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.